TRADING SYMBOL: TSX:AGI NYSE:AGI

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Reports Second Quarter 2025 Results
Stronger production and lower costs drive record cash flow from operations and solid free cash flow of $85 million while funding growth

Toronto, Ontario (July 30, 2025) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended June 30, 2025.
“Production increased 10% from the first quarter, meeting our quarterly guidance, while all-in sustaining costs decreased 18%, reflecting stronger performances across all of our operations. This contributed to record cash flow from operations and a substantial increase in free cash flow to $85 million while continuing to reinvest in growth. We expect further production growth into the second half of the year driven by a combination of higher grades and milling rates, and remain on track to achieve full year production guidance. Given external factors related to our higher share price and gold price, as well as the slower start to the year at Magino and Young-Davidson, we have increased our annual cost guidance. This is not reflective of our long-term outlook with costs expected to continue to improve into the second half of the year, and a more substantial decrease expected over the next several years,” said John A. McCluskey, President and Chief Executive Officer.
“A key contributor to this improvement will be the Island Gold District where we successfully completed the transition to processing Island Gold ore through the larger and more productive Magino mill mid-July. As outlined in the Base Case Life of Mine plan issued last month, the Island Gold District will be a driver of our growing production and declining costs over the next several years. We also believe there is further upside to come. Through a larger expansion of the district, we see excellent potential to grow our consolidated production to approximately one million ounces per year, underpinning one of the strongest growth profiles in the sector,” Mr. McCluskey added.
Second Quarter 2025 Operational and Financial Highlights
•Produced 137,200 ounces of gold, consistent with quarterly guidance and a 10% increase from the first quarter of 2025 reflecting stronger performances from all three operations. With further increases expected in the third and fourth quarter, the Company remains on track to achieve full year production guidance
•Sold 135,027 ounces of gold at an average realized price of $3,223 per ounce, generating record quarterly revenues of $438.2 million. The average realized gold price was below the London PM Fix price, reflecting the delivery of 12,346 ounces into the gold prepayment facility executed in July 2024 based on the prepaid price of $2,524 per ounce
•Record cash flow from operating activities totaled $199.5 million (including $232.9 million before changes in working capital and taxes paid1, or $0.55 per share), a 151% increase from the first quarter of 2025 reflecting the strong operating performance and margin expansion through higher gold prices and lower costs
•Generated strong free cash flow1 of $84.6 million, while continuing to reinvest in high-return growth projects including the Phase 3+ Expansion, Lynn Lake, and PDA. This was a significant increase from negative free cash flow of $20.1 million in the first quarter of 2025, reflecting a solid contribution from all three operations.
1 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
The Company expects strong ongoing free cash flow at current gold prices through the remainder of 2025 with significant growth starting in 2026 reflecting higher production and lower costs
•Total cash costs1 of $1,075 per ounce and all-in sustaining costs ("AISC")1 of $1,475 per ounce decreased 10% and 18%, respectively, from the first quarter of 2025, driven by stronger production and lower share-based compensation expense. Costs are expected to decrease further through the second half of the year
•Reflecting the higher than budgeted share-based compensation expense through the first half of the year, higher royalty expense, and slower start to the year at Magino and Young-Davidson, the Company has increased its 2025 cost guidance. Full year total cash costs are now expected to be between $975 and $1,025 per ounce, and AISC between $1,400 and $1,450 per ounce. This represents a 12% increase in AISC guidance with approximately 40% of the increase attributable to external factors including the revaluation of previously issued share-based compensation with the higher share price, and higher royalty expenses given the increased gold price
•Cost of sales of $200.7 million, or $1,486 per ounce, decreased 10% from the first quarter of 2025 on a per-ounce basis
•Reported net earnings for the quarter were $159.4 million, or $0.38 per share
•Adjusted net earnings1 were $144.1 million, or $0.34 per share. Adjusted net earnings includes adjustments for unrealized losses on commodity hedge derivatives, net of tax, of $17.1 million, adjustments for unrealized foreign exchange gains recorded within deferred taxes and foreign exchange loss totaling $34.3 million, and other adjustments of $1.9 million
•Cash and cash equivalents increased 19% from the first quarter of 2025 to $344.9 million at June 30, 2025. The Company remains in a strong net cash position and is well-positioned to internally fund all of its growth initiatives with strong ongoing free cash flow and $844.9 million of total liquidity
•Returned $21 million to shareholders. This included the repurchase of 0.4 million shares at a cost of $10.0 million ($25.11 per share), and payment of the $10.6 million quarterly dividend ($0.025 per share)
•In response to the devastating wildfires impacting communities across northern Manitoba, Alamos partnered with two other mining companies, collectively donating CAD$1.25 million to the Canadian Red Cross to support emergency relief and rebuilding efforts. This contribution will help the residents and Indigenous communities in which the three companies operate that have been affected by the wildfires. In addition, Alamos Gold is establishing a $250,000 Wildfire Support Fund, administered by the Dreamcatchers Committee which will support community rebuilding efforts in the community of Lynn Lake
•Announced the Base Case Life of Mine Plan ("Base Case LOM Plan") completed on the Island Gold District, outlining a long-life operation that is expected to become one of the largest, lowest-cost, and most profitable gold mines in Canada. The Base Case LOM Plan outlines average annual gold production of 411,000 ounces starting in 2026, at average mine-site AISC of $915 per ounce over the initial 12 years. The Company expects to outline significant upside potential to the Base Case LOM within an expansion study ("Expansion Study"), which is expected to be completed in the fourth quarter of 2025
•Provided an exploration update at Island Gold where drilling continues to extend high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures, highlighting the significant near-mine upside potential. Additionally, the regional exploration program has been successful in intersecting high-grade gold mineralization at the past-producing Cline-Pick and Edwards mines, located seven kilometres from the Magino Mill, highlighting longer-term opportunities for further growth
•Shaft sinking at Island Gold reached 1,265 metres ("m") in the second quarter, or 92% of the planned depth. In addition, a groundbreaking ceremony was held for the 115 kV power line project in partnership with Batchewana First Nation. When completed in 2026, it will connect the entire site to grid power, providing
2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
clean energy and further reducing the Island Gold District Greenhouse Gas (“GHG”) emissions intensity to well below the industry average
•Announced a binding agreement to sell the option to earn 100% interest in the non-core Quartz Mountain Gold Project (“Quartz Mountain”), located in Oregon, to Q-Gold Resources Ltd. (TSXV:QGR) (“Q-Gold”) for total consideration of up to $21 million and a 9.9% equity interest in Q-Gold. The transaction is expected to close in the second half of 2025
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this press release and associated MD&A for a description and calculation of these measures.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Highlight Summary

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Financial Results (in millions)
Operating revenues	$438.2	$332.6	$771.2	$610.2
Cost of sales (1)	$200.7	$172.6	$395.9	$346.2
Earnings from operations	$216.2	$138.8	$310.9	$220.2
Earnings before income taxes	$181.6	$128.2	$207.3	$203.8
Net earnings	$159.4	$70.1	$174.6	$112.2
Adjusted net earnings (2)	$144.1	$96.9	$203.9	$148.1
Adjusted earnings before interest, taxes, depreciation and amortization (2)	$260.2	$180.9	$405.6	$308.1
Cash provided by operating activities before changes in working capital and taxes paid (2)	$232.9	$191.1	$364.3	$326.5
Cash provided by operating activities	$199.5	$195.0	$279.1	$304.4
Capital expenditures (sustaining) (2)	$33.5	$20.9	$60.3	$47.4
Sustaining finance leases (3)	$4.0	$—	$8.3	$—
Capital expenditures (growth) (2)	$71.6	$58.8	$137.9	$110.4
Capital expenditures (capitalized exploration)	$9.8	$7.9	$16.4	$14.3
Free cash flow (2)(3)	$84.6	$107.4	$64.5	$132.3
Operating Results
Gold production (ounces)	137,200	139,100	262,200	274,800
Gold sales (ounces)	135,027	140,923	252,610	273,772
Per Ounce Data
Average realized gold price (5)	$3,223	$2,336	$3,027	$2,207
Average spot gold price (London PM Fix)	$3,280	$2,338	$3,067	$2,208
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,486	$1,225	$1,567	$1,265
Total cash costs per ounce of gold sold (2)	$1,075	$830	$1,130	$869
All-in sustaining costs per ounce of gold sold (2)	$1,475	$1,096	$1,629	$1,178
Share Data
Earnings per share, basic	$0.38	$0.18	$0.42	$0.28
Earnings per share, diluted	$0.38	$0.17	$0.41	$0.28
Adjusted earnings per share, basic (2)	$0.34	$0.24	$0.48	$0.37
Weighted average common shares outstanding (basic) (000’s)	420,474	398,275	420,445	397,546
Financial Position (in millions)
Cash and cash equivalents (4)			$344.9	$327.2
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this press release and associated MD&A for a description and calculation of these measures.
(3)Sustaining finance leases at Island Gold District are not included as additions to mineral property, plant and equipment in cash flows used in investing activities.
(4)Cash and cash equivalents in the comparatives reflect the balance as at December 31, 2024.
(5)Average realized gold price for the three and six months ended June 30, 2025 included the delivery of ounces into the gold prepayment facility based on the prepaid price of $2,524 per ounce.
(6)Comparative prior year period figures do not include the Magino mine, as the acquisition of the Magino mine was completed on July 12, 2024.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Gold production (ounces)
Island Gold District (7)	64,400	41,700	123,600	75,100
Young-Davidson	38,700	44,000	74,100	84,100
Mulatos District (8)	34,100	53,400	64,500	115,600
Gold sales (ounces)
Island Gold District (7)	63,958	39,766	117,346	73,896
Young-Davidson	38,214	45,057	73,689	84,867
Mulatos District (8)	32,855	56,100	61,575	115,009
Cost of sales (in millions) (1)
Island Gold District (7)	$88.3	$30.7	$167.8	$64.1
Young-Davidson	$65.2	$66.7	$130.3	$132.1
Mulatos District (8)	$47.2	$75.2	$97.8	$150.0
Cost of sales per ounce of gold sold (includes amortization) (1)
Island Gold District (7)	$1,381	$772	$1,430	$867
Young-Davidson	$1,706	$1,480	$1,768	$1,557
Mulatos District (8)	$1,437	$1,340	$1,588	$1,304
Total cash costs per ounce of gold sold (2)
Island Gold District (7)	$1,008	$493	$1,035	$591
Young-Davidson	$1,233	$1,030	$1,289	$1,104
Mulatos District (8)	$1,017	$907	$1,117	$873
Mine-site all-in sustaining costs per ounce of gold sold (2)(3)
Island Gold District (7)	$1,410	$805	$1,427	$943
Young-Davidson	$1,575	$1,203	$1,614	$1,334
Mulatos District (8)	$1,084	$963	$1,194	$933
Capital expenditures (sustaining, growth, and capitalized exploration) (in millions) (2)
Island Gold District (4)(7)(9)	$74.4	$56.1	$146.7	$110.7
Young-Davidson (5)	$21.4	$19.0	$40.2	$39.2
Mulatos District (6)(8)	$3.7	$7.8	$7.7	$11.7
Other	$19.4	$4.7	$28.3	$10.5
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Includes capitalized exploration at Island Gold District of $5.1 million and $9.0 million for the three and six months ended June 30, 2025 ($3.4 million and $6.9 million for the three and six months ended June 30, 2024 ).
(5)Includes capitalized exploration at Young-Davidson of $2.9 million and $4.9 million for the three and six months ended June 30, 2025 ($1.4 million and $2.4 million for the three and six months ended June 30, 2024).
(6)Includes capitalized exploration at Mulatos District of $1.8 million and $2.5 million for the three and six months ended June 30, 2025 ($3.1 million and $5.0 million for the three and six months ended June 30, 2024).
(7)The Island Gold District includes Island Gold and Magino mines for the three and six months ended June 30, 2025. Comparative prior year period figures do not include the Magino mine, as the acquisition of the Magino mine was completed on July 12, 2024.
(8)The Mulatos District includes Mulatos and La Yaqui Grande mines.
(9)Sustaining capital expenditures for Island Gold District include certain finance leases classified as sustaining.

5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Environment, Social and Governance Summary Performance
Health and Safety
•Total recordable injury frequency rate1 ("TRIFR") of 0.65 in the second quarter, a 56% decrease from 1.49 in the first quarter of 2025
•Lost time injury frequency rate1 ("LTIFR") of 0.08 in the second quarter
•Alamos had eight recordable injuries across its sites and one lost time injury
•Year-to-date TRIFR of 1.01 is a significant improvement from the prior year and LTIFR of 0.08
Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
Environment
•Six minor reportable spills occurred in the second quarter
•Continued reclamation activities at Mulatos for the Cerro Pelon, El Victor and San Carlos pits
All six reportable spills were minor, promptly remediated at the time of occurrence, and are not expected to have any lasting impact on the natural environment.
The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce the Company's environmental footprint with the goal of minimizing the impacts of its activities.
Community
Ongoing charitable donations, sponsorships, medical support and infrastructure investments were provided to local communities, including:
•Alamos, Vale Base Metals, and Hudbay Minerals collectively contributed CAD$1.25 million to the Canadian Red Cross to support emergency relief and rebuilding efforts for those impacted by the wildfires in Northern Manitoba
•Committed $250,000 to a Wildfire Support Fund, administered by the Dreamcatchers Committee which will support community rebuilding efforts in the community of Lynn Lake, Manitoba
•Provided local community support near the Mulatos District including medical services, road maintenance, water distribution and student scholarships
The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
Governance and Disclosure
•Mulatos was awarded the Empresa Socialmente Responsable award for the 17th consecutive year in recognition of the mine’s ethical and sustainable practices
•Published Alamos’ 2024 Report on Conformance to the Responsible Gold Mining Principles ("RGMP") in accordance with the World Gold Council’s RGMP framework
•Published Alamos’ 2024 Report on Modern Slavery in accordance with Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act
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TRADING SYMBOL: TSX:AGI NYSE:AGI
•Published Alamos’ Extractive Sector Transparency Measures Act 2024 Annual Report, outlining payments made to governments in Canada and abroad related to our activities on a country and project basis
The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development.
(1) Frequency rate is calculated as incidents per 200,000 hours worked.

7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

2025 Guidance (4)
	Island Gold District	Young-Davidson	Mulatos District	Lynn Lake	Total
Gold production (000's ounces)	275 - 300	175 - 190	130 - 140	—	580-630
Cost of sales, including amortization (in millions) (3)					$865
Previous cost of sales, including amortization (in millions) (3)					$805
Total cash costs ($ per ounce) (1)	$875 - $925	$1,150 - $1,200	$925 - $975	—	$975 - $1,025
Previous total cash costs ($ per ounce) (1)	$725 - $775	$1,075 - $1,125	$925 - $975	—	$875 - $925
All-in sustaining costs ($ per ounce) (1)(2)	$1,225 - $1,275	$1,550 - $1,600	$1,025 - $1,075	—	$1,400 - $1,450
Previous all-in sustaining costs ($ per ounce) (1)(2)	$1,100 - $1,150	$1,390 - $1,440	$1,025 - $1,075	—	$1,250 - $1,300
Capital expenditures (in millions)
Sustaining capital (1)	$80 - $85	$55 - $60	$3 - $5	—	$138 - $150
Growth capital (1)	$270 - $300	$15 - $20	$37 - $40	$100 - $120	$422 - $480
Total sustaining and growth capital (1)	$350 - $385	$70 - $80	$40 - $45	$100 - $120	$560 - $630
Capitalized exploration (1)	$20	$9	$6	$4	$39
Total capital expenditures and capitalized exploration (1)	$370 - $405	$79 - $89	$46 - $51	$104 - $124	$599 - $699
(1)Refer to the "Non-GAAP Measures and Additional GAAP" section of this press release and associated MD&A for a description of these measures.
(2)Total consolidated all-in sustaining costs include corporate and administrative, and share based compensation expenses. Individual mine-site all-in sustaining costs do not include an allocation of corporate and administrative expense, and corporate share-based compensation expenses.
(3)Cost of sales includes mining and processing costs, royalties, and amortization expense, and sliver by-product credits, and is calculated based on the mid-point of total cash costs guidance.
(4) Previous guidance was issued on January 13, 2025. Cost guidance was revised on July 30, 2025. Production and capital guidance remain unchanged.

The Company’s objective is to operate a sustainable business model that supports growing returns to all stakeholders over the long-term, through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities, and supporting higher returns to shareholders.
During the second quarter, the Company continued to execute on this strategy across a number of fronts. Production increased 10% to 137,200 ounces, while AISC decreased 18% from the first quarter, reflecting stronger performances from all three operations. Through higher production, lower costs and the higher realized gold price, the Company generated record quarterly revenues, cash flow from operations, and a substantial increase in free cash flow to $84.6 million while continuing to reinvest in high-return growth.
A further increase in production is expected in the third quarter to between 145,000 and 155,000 ounces, with total cash costs expected to decrease 5% and a slight decrease in AISC from the second quarter, reflecting the timing of sustaining capital. This is expected to be driven by higher milling rates at Young-Davidson, and the Island Gold District, and the recovery of higher-grade ore stacked in the latter part of the second quarter at La Yaqui Grande. Milling rates within the Magino mill continue to improve following the installation of the redesigned liner and bolt configuration within the SAG mill. Reflecting the improved milling rates, the Island Gold mill was shut down mid-July with higher-grade underground ore now being processed within the larger and more productive Magino mill.
A more significant increase in production and decrease in costs is expected in the fourth quarter driven by higher underground mining rates at Island Gold, as well as higher grades at Young-Davidson and La Yaqui Grande. Given the strong growth expected into the second half of the year, the Company remains on track to achieve full year production guidance.
8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Reflecting the higher than budgeted share-based compensation expense through the first half of the year, higher royalty expenses, and slower start to the year at Magino and Young-Davidson, the Company has increased its 2025 cost guidance. Full year total cash costs are now expected to be between $975 and $1,025 per ounce, and AISC between $1,400 and $1,450 per ounce. This represents a 12% increase in AISC guidance with approximately 40% of the increase attributable to external factors. This included the revaluation of previously issued share-based compensation given the significant increase in the share price during the first quarter, and higher royalty expenses reflecting the higher gold price.
Consistent with the updated cost guidance, the Company expects a substantial decrease in costs into the second half of the year, driven by significant production growth. This strong trend of growing production and declining costs is expected to continue over the next several years driven by low-cost growth from the Company's pipeline of high-return development projects.
The Phase 3+ Expansion at Island Gold is expected to be a significant driver of near term production growth and further decrease in costs in 2026. As outlined in the Base Case LOM Plan for the Island Gold District, the expansion is expected to transform the operation into one of the largest, lowest-cost, and most profitable gold mines in Canada with significant upside potential. The shaft sink has advanced to a depth of 1,265 m, 92% of its ultimate planned depth. The mill expansion, paste plant and powerline project are all advancing well with the overall expansion expected to be completed in the second half of 2026.
Post completion of the Phase 3+ Expansion, production from the Island Gold District is expected to increase to average 411,000 ounces per year at mine-site AISC of $915 per ounce over the initial 12 years (refer to the press release dated June 23, 2025 for more details). This is expected to drive consolidated production to a range of 680,000 to 730,000 ounces in 2027, a 17% increase from the mid-point of 2025 guidance, at 18% lower AISC. A further increase in production and decrease in costs is expected with the startup of production from Lynn Lake. With average annual production of 176,000 ounces over its first 10 years at first quartile mine-site AISC, Lynn Lake is expected to increase consolidated production to approximately 900,000 ounces per year.
Given ongoing wildfires that continue to impact communities across northern Manitoba, the ramp up of construction activities on the Lynn Lake project has been temporarily paused. Assuming the resumption of construction activities during the third quarter of 2025, the Company expects the completion of the Lynn Lake project in the second half of 2028. This represents an approximate six-month delay from the previous schedule given the loss of the majority of the summer construction season.
Longer-term, there is excellent potential to increase consolidated production to approximately one million ounces per year through a further expansion of the Island Gold District. The Expansion Study for the Island Gold District remains on track to be released in the fourth quarter of 2025 and is expected to demonstrate the significant upside potential to the Base Case LOM Plan. The Expansion Study is expected to include a larger Mineral Reserve, through ongoing Mineral Resource conversion, and will evaluate a potential expansion of the mill to between 18,000 and 20,000 tpd, supporting higher underground mining rates from Island Gold, and open pit mining and processing rates from Magino.
9 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Capital spending in 2025 will be focused on the ramp up of construction activities at Lynn Lake and PDA, as well as the final full year of spending on the Phase 3+ Expansion. Capital spending is expected to increase modestly into 2026 with lower capital at the Island Gold District offset by the ramp up in spending on Lynn Lake and PDA. In 2027, capital spending is expected to decrease relative to 2026 driven by significantly lower capital at the Island Gold District, and the completion of construction of PDA. A further decrease in capital is expected after the completion of construction of Lynn Lake.The global exploration budget for 2025 is $72 million, a 16% increase from $62 million spent in 2024, and the largest in the Company's history reflecting broad based exploration success across its assets. The Company continues to demonstrate its long-term track record of value creation through exploration with 2024 year-end Global Mineral Reserves (as updated in June 2025) increasing 50% to 16.0 million ounces (312 mt grading 1.59 g/t Au) compared to the end of 2023. This reflected an initial Mineral Reserve at Burnt Timber and Linkwood, ongoing exploration success and Mineral Resource conversion at Island Gold, as well as the addition of Magino. Mineral Reserves have now increased for six consecutive years for a cumulative increase of 65% over that time frame.
The Company remains well positioned to fund its high-return growth projects internally with strong ongoing free cash flow, $344.9 million of cash and cash equivalents at the end of the second quarter of 2025, and $844.9 million of total liquidity. At current gold prices, the Company expects to continue generating strong free cash flow while funding its growth projects, with significant increases following the completion of the Phase 3+ Expansion in 2026, PDA in 2027, and Lynn Lake in 2028.
10 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Second Quarter 2025 Results
Island Gold District Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Gold production (ounces)	64,400	41,700	123,600	75,100
Gold sales (ounces)	63,958	39,766	117,346	73,896
Financial Review (in millions)
Operating Revenues	$210.8	$93.1	$362.8	$164.1
Cost of sales (1)	$88.3	$30.7	$167.8	$64.1
Earnings from operations	$120.8	$60.4	$192.2	$97.3
Cash provided by operating activities	$122.7	$70.8	$209.6	$111.7
Capital expenditures (sustaining) (2)	$20.1	$12.2	$35.6	$25.7
Lease payments (sustaining) (2),(5)	$4.0	$—	$8.3	$—
Capital expenditures (growth) (2)	$45.2	$40.5	$93.8	$78.1
Capital expenditures (capitalized exploration) (2)	$5.1	$3.4	$9.0	$6.9
Mine-site free cash flow (2),(5)	$52.3	$14.7	$71.2	$1.0
Cost of sales, including amortization per ounce of gold sold (1)	$1,381	$772	$1,430	$867
Total cash costs per ounce of gold sold (2)	$1,008	$493	$1,035	$591
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,410	$805	$1,427	$943
Island Gold Mine
Underground Operations
Tonnes of ore mined	113,182	94,837	223,408	201,574
Tonnes of ore mined per day	1,244	1,042	1,234	1,108
Average grade of gold (4)	11.48	14.14	11.49	12.23
Metres developed	2,122	1,598	4,280	3,375
Mill Operations
Tonnes of ore processed	118,738	92,703	227,804	199,918
Tonnes of ore processed per day	1,305	1,019	1,259	1,098
Average grade of gold (4)	11.44	14.39	11.40	12.38
Contained ounces milled	43,666	42,895	83,504	79,546
Average recovery rate	98%	98%	98%	98%
Magino Mine
Open Pit Operations
Tonnes of ore mined - open pit (7)	1,251,029	—	2,315,899	—
Tonnes of ore mined per day	13,748	—	12,795	—
Total waste mined - open pit (8)	3,893,410	—	7,339,538	—
Total tonnes mined - open pit	5,144,439	—	9,655,437	—
Waste-to-ore ratio (8)	3.11	—	3.17	—
Average grade of gold (4)	0.82	—	0.79	—
Mill Operations
Tonnes of ore processed	765,423	—	1,416,576	—
Tonnes of ore processed per day	8,411	—	7,826	—
Average grade of gold processed (4)	0.94	—	0.90	—
Contained ounces milled	23,082	—	41,002	—
Average recovery rate	95%	—	94%	—
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Grams per tonne of gold.
(5)Mine-site free cash flow does not include lease payments which are classified as cash flows used in financing activities on the condensed interim consolidated financial statements.
(6)Comparative prior year period figures do not include the Magino mine, as the acquisition of the Magino mine was completed on July 12, 2024.
(7)Includes ore stockpiled during the periods.
11 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
(8)Total waste mined includes operating waste and capitalized stripping.

The Island Gold District produced 64,400 ounces in the second quarter of 2025, a 54% increase from the prior year period, driven by the inclusion of the Magino mine, which was acquired in July 2024, as well as an increase in tonnes processed from Island Gold underground. Production also increased 9% from the first quarter of 2025 driven by higher milling rates within both the Island Gold and Magino mills. Production is expected to increase through the remainder of the year reflecting higher mining and processing rates.
Island Gold Operational Review
Underground mining rates averaged 1,244 tpd in the second quarter, a 19% increase over the prior year period and consistent with guidance. Grades mined averaged 11.48 g/t Au, consistent with annual guidance and 19% lower than in the prior year period.
Mill throughput averaged 1,305 tpd and mill recoveries averaged 98% during the second quarter, also consistent with annual guidance. With higher grade underground ore now being processed within the larger and more productive Magino mill as of mid-July, the Island Gold mill will be transitioned to care and maintenance in the third quarter and gold in circuit inventory will be drawn down.
Magino Operational Review
Total mining rates averaged 56,532 tpd during the second quarter, including 13,748 tpd of ore, up 13% and 16% respectively, from the first quarter. Mining rates of ore were slightly below annual guidance with the focus on waste stripping during the month of June. Mining rates are expected to increase in the second half of the year to be consistent with annual guidance of 14,800 tpd of ore.
Milling rates continued to improve in the second quarter with throughput increasing 16% from the first quarter to average 8,411 tpd in the Magino mill. Grades processed during the second quarter of 0.94 g/t Au were up 9% from the first quarter and consistent with annual guidance.
Milling rates have continued to increase into the third quarter following additional planned improvements. This included the installation of a redesigned liner and bolt configuration within the SAG mill which was completed during the second week of July. Following the liner change, milling rates increased to average approximately 9,500 tpd through the second half of July. Milling rates are expected to continue increasing to targeted rates of 11,200 tpd during the third quarter.
Since the introduction of higher grade underground ore within the Magino mill in mid July, recoveries of the blended ore have been consistent with expectations.
Island Gold District Financial Review
Revenues of $210.8 million in the second quarter were 126% higher than the prior year period, driven by higher realized gold prices and an increase in ounces sold given the acquisition of Magino in July 2024. Similarly, revenues of $362.8 million during the first half of the year were 121% higher than the prior year period.
Cost of sales of $88.3 million in the second quarter and $167.8 million for the first half of the year were 188% and 162% higher than the comparative periods, respectively, due to the increase in ounces sold. On a per ounce basis, cost of sales were 79% and 65% higher in the second quarter and first half of the year, respectively, as compared to the prior year comparative periods, due to the inclusion of relatively higher cost ounces from Magino in 2025.
Total cash costs were $1,008 per ounce and mine-site AISC were $1,410 per ounce in the second quarter, slightly lower than the first quarter. This was driven by higher processing rates and grades at Magino, partially off-set by the higher contribution of Magino ounces to Island Gold District production. For the first half of the year, total cash costs of $1,035 per ounce and mine-site AISC of $1,427 per ounce were above the annual guidance range, driven by lower mill throughput at Magino. Given higher costs at Magino in the first half of the year, mine-site AISC guidance for the full year has been increased to between $1,225 and $1,275 per ounce. Costs are expected to trend lower
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through the remainder of the year reflecting higher milling rates within the Magino mill and increasing underground mining rates at Island Gold, both driving lower unit operating costs for the district.
Total capital expenditures were $74.4 million in the second quarter, including $45.2 million of growth capital and $5.1 million of capitalized exploration. Growth capital spending remained primarily focused on the Phase 3+ Expansion, including shaft site infrastructure, paste plant, and shaft sinking. The shaft sink advanced to a depth of 1,265 m at the end of the second quarter, 92% of its ultimate planned depth. The shaft sink is scheduled to be completed late 2025, with initial production from the shaft infrastructure expected in the second half of 2026. Additionally, bulk earthworks were completed for the expansion of the Magino mill to 12,400 tpd. The expansion of the Magino mill is expected to be completed in the second half of 2026, to coincide with the completion of the Phase 3+ Expansion at Island Gold.
Mine-site free cash flow was $52.3 million in the second quarter and $71.2 million in the first half of the year, net of the significant capital investment related to the Phase 3+ Expansion and exploration. At current gold prices, the Island Gold District is expected to continue self-funding the Phase 3+ Expansion and a robust exploration program, with significant free cash flow growth expected in 2026 onwards following the completion of the expansion.

13 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Young-Davidson Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Gold production (ounces)	38,700	44,000	74,100	84,100
Gold sales (ounces)	38,214	45,057	73,689	84,867
Financial Review (in millions)
Operating Revenues	$126.1	$106.1	$227.3	$188.8
Cost of sales (1)	$65.2	$66.7	$130.3	$132.1
Earnings from operations	$60.0	$38.6	$95.1	$55.4
Cash provided by operating activities	$80.1	$59.1	$138.1	$93.9
Capital expenditures (sustaining) (2)	$12.9	$7.7	$23.6	$19.3
Capital expenditures (growth) (2)	$5.6	$9.9	$11.7	$17.5
Capital expenditures (capitalized exploration) (2)	$2.9	$1.4	$4.9	$2.4
Mine-site free cash flow (2)	$58.7	$40.1	$97.9	$54.7
Cost of sales, including amortization per ounce of gold sold (1)	$1,706	$1,480	$1,768	$1,557
Total cash costs per ounce of gold sold (2)	$1,233	$1,030	$1,289	$1,104
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,575	$1,203	$1,614	$1,334
Underground Operations
Tonnes of ore mined	654,317	717,565	1,262,918	1,384,627
Tonnes of ore mined per day	7,190	7,885	6,977	7,608
Average grade of gold (4)	2.01	2.18	2.01	2.07
Metres developed	2,203	2,186	4,335	4,100
Mill Operations
Tonnes of ore processed	639,368	725,647	1,238,583	1,391,425
Tonnes of ore processed per day	7,026	7,974	6,843	7,645
Average grade of gold (4)	2.05	2.18	2.03	2.07
Contained ounces milled	42,203	50,832	80,967	92,442
Average recovery rate	91%	90%	91%	90%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Grams per tonne of gold.

Operational review
Young-Davidson produced 38,700 ounces of gold in the second quarter, 9% higher than the first quarter reflecting higher mining rates and slightly higher grades processed. Relative to the prior year period, production decreased 12% due to lower mining rates and grades.
Mining rates averaged 7,190 tpd in the second quarter, a 6% improvement over the first quarter but below the annual guidance of 8,000 tpd, and a 9% decrease compared to the prior year period. Higher than average snowfall and precipitation led to a significantly higher than normal spring melt resulting in increased inflow of ground water into the underground mine. This impacted the ability to skip ore to surface, resulting in nearly a week of unplanned downtime to the shaft in May. Additionally, mining rates were impacted by power outages caused by storms in the region. Mining rates are expected to improve in the third quarter following the completion of a planned five-day shutdown for rope changes within the Northgate shaft in July. Mining rates are expected to further improve to targeted levels of 8,000 tpd in the fourth quarter.
Milling rates averaged 7,026 tpd in the second quarter, below the annual guidance of 8,000 tpd and a 12% decrease compared to the prior year period, primarily due to lower underground mining rates. Milling rates were slightly below mining rates within the second quarter due to a regional weather related power outage late in the quarter.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Processed grades averaged 2.05 g/t Au in the second quarter, 6% lower than the prior year period and consistent with the low-end of full year guidance. Grades mined are expected to average similar levels in the third quarter of 2025 and increase towards the upper end of full year guidance in the fourth quarter. Combined with higher mining and processing rates, this is expected to drive stronger production through the remainder of the year. Mill recoveries averaged 91% for the second quarter, in-line with annual guidance.
Financial Review
Revenues increased to $126.1 million in the second quarter, 19% higher than the prior year period, driven by higher realized gold prices, partially offset by lower ounces sold. For the first half of the year, revenues of $227.3 million were 20% higher than the prior year, driven by the same factors as with the second quarter.
Cost of sales of $65.2 million in the second quarter were 2% lower than the prior year period, reflecting lower tonnes processed and ounces sold, partially offset by ongoing labour inflation. Cost of sales of $130.3 million for the first half of the year were 1% lower than the comparative period, driven by the same factors as with the second quarter.
Total cash costs of $1,233 per ounce and mine-site AISC of $1,575 per ounce in the second quarter were higher than the prior year period, primarily due to higher unit costs, given the lower mining and processing rates, as well as lower grades processed. Total cash costs of $1,289 per ounce and mine-site AISC of $1,614 per ounce for the first half of year were higher than the comparative period, driven by the same factors as the second quarter. As a result of higher unit costs incurred in the first half of the year, mine-site AISC guidance for the full year has been increased to between $1,550 and $1,600 per ounce. Costs are expected to decrease through the remainder of the year reflecting higher mining rates and grades.
Capital expenditures in the second quarter totaled $21.4 million, including $12.9 million of sustaining capital and $5.6 million of growth capital. Additionally, $2.9 million was invested in capitalized exploration during the quarter. Capital expenditures, inclusive of capitalized exploration, totaled $40.2 million for the first half of 2025.
Young-Davidson continues to generate strong ongoing mine-site free cash flow, including a record $58.7 million in the second quarter and $97.9 million for the first half of the year. The operation is well-positioned to generate record free cash flow in 2025 and strong ongoing free cash flow over the long-term at current gold prices.

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TRADING SYMBOL: TSX:AGI NYSE:AGI
Mulatos District Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Gold production Mulatos (ounces)	34,100	53,400	64,500	115,600
Gold sales (ounces)	32,855	56,100	61,575	115,009
Financial Review (in millions)
Operating Revenues	$110.6	$133.4	$194.6	$257.3
Cost of sales (1)	$47.2	$75.2	$97.8	$150.0
Earnings from operations	$59.2	$54.3	$90.3	$100.1
Cash provided by operating activities	$58.9	$77.7	$63.5	$131.3
Capital expenditures (sustaining) (2)	$0.5	$1.0	$1.1	$2.4
Capital expenditures (growth) (2)	$1.4	$3.7	$4.1	$4.3
Capital expenditures (capitalized exploration) (2)	$1.8	$3.1	$2.5	$5.0
Mine-site free cash flow (2)	$55.2	$69.9	$55.8	$119.6
Cost of sales, including amortization per ounce of gold sold (1)	$1,437	$1,340	$1,588	$1,304
Total cash costs per ounce of gold sold (2)	$1,017	$907	$1,117	$873
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,084	$963	$1,194	$933
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit	1,015,236	1,021,703	2,010,049	2,007,918
Total waste mined - open pit	4,133,651	3,878,149	8,219,525	7,955,059
Total tonnes mined - open pit	5,148,887	4,899,852	10,229,574	9,962,977
Waste-to-ore ratio	4.07	3.80	4.09	3.96
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,016,437	1,019,938	2,039,020	2,001,678
Average grade of gold processed (4)	1.54	1.46	1.14	1.39
Contained ounces stacked	50,280	48,019	74,890	89,418
Average recovery rate	52%	87%	62%	103%
Ore crushed per day (tonnes)	11,200	11,200	11,300	11,000
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense.
(4)Grams per tonne of gold.

Mulatos District Operational Review
The Mulatos District achieved a significant milestone during the second quarter producing its three millionth ounce of gold. Production totaled 34,100 ounces in the second quarter, a 12% improvement over the first quarter reflecting higher grades stacked. Production in the second quarter was 36% lower than the prior year period due to the timing of recovery of ounces stacked at La Yaqui Grande, as well as a lower contribution from residual leaching of the Mulatos leach pad. The operation is expected to benefit from the recovery of higher grades stacked during the second quarter through the remainder of the year contributing to higher production in the second half of the year.
La Yaqui Grande produced 26,100 ounces in the second quarter, 38% lower than the prior year period. Grades stacked averaged 1.54 g/t Au for the second quarter, near the upper end of annual guidance, and up sharply from the first quarter with the operation benefiting from positive grade reconciliation. Grades stacked are expected to remain at similar levels the remainder of the year.
Stacking rates averaged 11,200 tpd in the second quarter, exceeding annual guidance but are expected to average 10,500 tpd in the third quarter with the onset of the rainy season. Contained ounces stacked increased to 50,280 ounces, driven by significant increase in grades in the quarter. The recovery rate of 52% in the second quarter was below the annual guidance range reflecting timing of recovery of ounces stacked during the quarter. Given the
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TRADING SYMBOL: TSX:AGI NYSE:AGI
higher grades stacked later in the quarter, and increased leach pad height, the recovery of a significant portion of ounces stacked in the quarter will be realized in the third and fourth quarters.

Mulatos commenced residual leaching in December 2023 and produced 8,000 ounces in the second quarter, in-line with expectations. The operation is expected to benefit from ongoing gold production at decreasing rates through the remainder of 2025.
Mulatos District Financial Review
Revenues of $110.6 million in the second quarter were 17% lower than the prior year period, reflecting lower ounces sold, partially offset by higher realized gold prices. For the first half of the year, revenues of $194.6 million were 24% lower than the prior year, driven by the same factors.
Cost of sales decreased to $47.2 million in the second quarter, 37% lower than the prior year period, driven by lower ounces sold. For the first half of the year, cost of sales were $97.8 million or 35% lower than the prior year period, also driven by lower ounces sold.
Total cash costs of $1,017 per ounce and mine-site AISC of $1,084 per ounce in the second quarter were lower than the first quarter reflecting higher grades stacked. Both costs were higher than the prior year period, primarily due to a lower contribution of ounces from La Yaqui Grande to Mulatos District production. For the first half of the year, total cash costs of $1,129 per ounce and mine-site AISC of $1,205 per ounce were both above annual guidance but are expected to decrease through the remainder of the year bringing full year costs in line with guidance.
Capital expenditures totaled $3.7 million in the second quarter, including $0.5 million of sustaining capital and $1.8 million of capitalized exploration. Growth capital spending of $1.4 million was primarily related to procurement activities and detailed engineering for PDA. Spending on PDA is expected to increase significantly in the second half of the year with the commencement of underground development and placement of long-lead time orders for the mill.
The Mulatos District generated mine-site free cash flow of $55.2 million in the second quarter and $55.8 million for the first half of the year, lower than the comparative periods reflecting lower gold sales and higher cash taxes. The free cash flow generated was net of $15.4 million of cash tax payments in the second quarter, and $63.7 million in the first half of the year, primarily related to 2024 income and mining taxes payable, and 2025 income tax installments. The Company expects cash tax payments of between $15 and $20 million per quarter for the remainder of the year, related to the 2025 tax year. At current gold prices, the Mulatos District is expected to generate stronger mine-site free cash flow in the second half of the year, reflecting higher production and lower costs.

17 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Second Quarter 2025 Development Activities
Island Gold (Ontario, Canada)
Phase 3+ Expansion
In 2022, the Company announced the Phase 3+ Expansion at Island Gold to 2,400 tpd from the current rate of 1,200 tpd, which includes various infrastructure investments. These include the installation of a shaft, paste plant, as well as accelerated development to support the higher mining rates. Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
On June 23, 2025, the Company announced the Base Case LOM Plan with the total growth capital estimate for the Phase 3+ Expansion revised to $835 million. This represents a 10% increase from the original growth capital estimate prepared in 2022. The recent increase reflects ongoing labour inflation, as well as the use of a contractor to support off shaft development, and construction activities related to the ore and waste handling system. As at June 30, 2025, 79% of the total initial capital has been spent and committed on the Phase 3+ Expansion.
In addition, the Company is evaluating the addition of a pebble crusher and auxiliary mill to the Magino mill to support the expansion to 12,400 tpd. This would represent a potential scope change at an additional cost of approximately $40 million. These component changes will be re-evaluated over the next several months to assess if they will be required as part of a potential larger expansion of up to 20,000 tpd. This evaluation process is ongoing and the Expansion Study is expected to be released before the end of 2025.
During the second quarter of 2025, the Company spent $39.8 million on the Phase 3+ Expansion and capital development. Progress on the Phase 3+ Expansion during the second quarter is summarized as follows:
•Shaft sinking advanced to a depth of 1,265 m by the end of the second quarter
•Completed cladding and roofing for the shaft bin house
•Completed bulk earthworks for the Magino mill expansion to 12,400 tpd, with the footprint sized to accommodate a further potential expansion up to 20,000 tpd
•Detailed engineering for the larger Magino mill expansion is ongoing and expected to be completed by early 2026
•Paste plant construction over 70% complete
•Completed the earthworks for the new administrative complex located adjacent to the shaft infrastructure
•Advanced lateral development to support higher mining rates with the Phase 3+ Expansion
•Advanced work on the 115kV power line project in partnership with Batchewana First Nation, including holding a groundbreaking ceremony in June

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The Phase 3+ Expansion is on schedule to be completed in the second half of 2026.

(in US$M) Growth capital (including indirects and contingency)	P3+ Estimate June 2025[1]	Spent to date[1,2]	Committed to date[1]	% of Spent & Committed
Shaft & Shaft Surface Complex	324	234	40	85%
Mill Expansion	67	40	23	94%
Paste Plant	60	30	10	67%
Power Upgrade	38	31	7	100%
General Indirect Costs	91	65	4	76%
Total Growth Capital	$580	$400	$84	83%

Underground Equipment, Infrastructure & Accelerated Development	255	177	—	69%
Total Growth Capital (including Accelerated Spend)	$835	$577	$84	79%
1.Reflects updated initial capital estimates released in June 2025 as part of the Base Case LOM Plan, based on USD/CAD exchange $0.73:1 in 2025 and $0.74:1 in 2026 and 2027. Spent to date based on average USD/CAD of $0.73:1 since the start of 2022. Committed to date based on the spot USD/CAD rate as at June 30, 2025 of $0.73:1.
2.Amount spent to date accounted for on an accrual basis, including working capital movements.

Island Gold shaft site area - July 2025

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TRADING SYMBOL: TSX:AGI NYSE:AGI
Island Gold paste plant - July 2025
Island Gold 1265L shaft station with galloway (depth of 1,265 m) - July 2025
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TRADING SYMBOL: TSX:AGI NYSE:AGI

Lynn Lake (Manitoba, Canada)
On January 13, 2025, the Company announced a positive construction decision on the Lynn Lake project. With the approval of the Closure Plan in January 2025, the required permitting and pre-construction conditions have been met allowing for the start of construction on the Lynn Lake project. During the first quarter of 2025, the Company also signed an Impact Benefit Agreement ("IBA") with Mathias Colomb Cree Nation ("MCCN"). The Company now has IBAs in place with both of the First Nation communities proximate to the Lynn Lake project.
Given ongoing wildfires that continue to impact communities across northern Manitoba, the ramp up of construction activities on the Lynn Lake project has been temporarily paused. Assuming the resumption of construction activities during the third quarter of 2025, the Company expects the completion of the Lynn Lake project in the second half of 2028. This represents an approximate six-month delay from the previous schedule given the loss of the majority of the summer construction season. With average annual production of 176,000 ounces over its first ten years at first quartile mine-site AISC, Lynn Lake is expected to increase consolidated production to approximately 900,000 ounces per year.
Growth capital spending at Lynn Lake was initially estimated to be between $100 million and $120 million in 2025, but may vary depending on the timing of the restart of construction activities. Construction activities and capital spending are expected to increase in 2026 and 2027 with first gold production expected in the second half of 2028. Total initial growth capital for Lynn Lake was estimated to be $632 million in the 2023 Feasibility Study ("2023 Study"), based on input costs as of the fourth quarter of 2022. As detailed in the three year guidance press release issued in January 2025, initial capital for Lynn Lake is expected to increase by approximately 10% given ongoing industry-wide labour and materials inflation, which has averaged close to 5% per year since the end of 2022. The Company is also evaluating the impact on initial capital caused by the forest fire related delays, and any updates to the initial capital estimate will be provided following the resumption of construction activities.
On February 13, 2025, the Company reported positive results of an internal economic study completed on its Burnt Timber and Linkwood satellite deposits located in proximity to the Lynn Lake project. The 2023 Study for Lynn Lake was based only on the Gordon and MacLellan deposits which are to be mined over the first 11 years, with the processing of lower grade stockpiled ore for the remainder of the 17-year mine life. The Burnt Timber and Linkwood deposits are expected to provide a source of additional mill feed to the Lynn Lake project starting in year 12, deferring the lower grade stockpiles until later in the mine plan. This is expected to extend the mine life of the combined Lynn Lake project to 27 years, increase longer term production rates, and enhance its economics as a low-capital, high-return satellite project.
The two deposits are expected to produce an average of 83,000 ounces of gold per year over a 10 year mine life. By leveraging mining equipment and planned processing infrastructure at Lynn Lake, the project is expected to be developed for low initial capital of $67 million. This is expected to contribute to high returns for the Burnt Timber and Linkwood satellite deposits, with an after-tax internal rate of return ("IRR") of 54%, and after-tax NPV (5%) of $177 million at a base case gold price assumption of $2,200 per ounce and CAD/USD foreign exchange rate of $0.75:1. At a gold price of $2,800 per ounce and CAD/USD foreign exchange rate of $0.70:1, returns increase to an after-tax IRR of 83% and after-tax NPV (5%) of $292 million.
Development spending (excluding exploration) was $18.8 million in the second quarter of 2025, primarily on temporary camp installation, site facilities, tree clearing and process design engineering.
PDA (Sonora, Mexico)
On September 4, 2024, the Company reported the results of the development plan for the PDA project located within the Mulatos District. PDA is a higher-grade underground deposit adjacent to the Mulatos open pit and will benefit from the use of existing crushing infrastructure from Cerro Pelon, supporting lower initial capital and project execution risk.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
On January 29, 2025, the Company announced it has been granted approval of an amendment to its existing environmental impact assessment (Manifestación de Impacto Ambiental) by Mexico’s Secretariat of Environment and Natural Resources, allowing for the start of construction on the PDA project. Construction activities on PDA are expected to begin ramping up in the third quarter of 2025. Capital spending on PDA is expected to total $37 to $40 million in 2025 to advance underground development and procurement of mill long lead time items. The remainder of the total initial capital estimate of $165 million will be spent in 2026 and 2027 with first production anticipated mid-2027.
As outlined in the 2024 development plan, PDA is expected to produce an average of 127,000 ounces per year over the first four years and 104,000 ounces over the current mine life (based on Mineral Reserves as at December 31, 2023). Total cash costs are expected to average $921 per ounce and mine-site AISC $1,003 per ounce, consistent with the Company’s overall low cost structure.
Reflecting the low cost structure and low initial capital, PDA is expected to be a high-return project with significant exploration upside. PDA has an estimated after-tax IRR of 46% and after-tax NPV (5%) of $269 million using base case gold price assumption of $1,950 per ounce and a MXN/USD foreign exchange rate of 18:1. Using a $2,500 per ounce gold price, PDA's after-tax IRR increases to 73%, and after-tax NPV (5%) increases to $492 million.
Development spending (excluding exploration) was $1.4 million in the second quarter of 2025, primarily focused on procurement activities and detailed engineering. Spending on PDA is expected to increase in second half of the year with underground development commencing.
Kirazlı (Çanakkale, Türkiye)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (“Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (“Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had their claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $1.4 million in the second quarter of 2025 related to ongoing care and maintenance and arbitration costs to progress the Treaty claim, which were expensed.

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TRADING SYMBOL: TSX:AGI NYSE:AGI
Second Quarter 2025 Exploration Activities
Island Gold District (Ontario, Canada)
A total of $27 million is budgeted for exploration at the Island Gold District in 2025, up from $20 million spent in 2024. The exploration program will build on the success from 2024, with high-grade gold mineralization extended across the Island Gold deposit, as well as within multiple structures of the hanging wall and footwall.
As announced on June 23, 2025, Mineral Reserves at Island Gold underground increased 138% to 4.1 million ounces with grades increasing 5% to 10.85 g/t Au (11.8 mt) driven by Mineral Resource conversion. This marked the 12th consecutive year of Mineral Reserve growth. An updated classification methodology was adopted based on definition drilling, extensive historical and current production data, reconciliation, and underground mapping, which demonstrates that Indicated Mineral Resource continuity can be reliably established with an average drill spacing of 40 metres, versus 25 metres previously. This contributed to the conversion of a portion of the large Inferred Mineral Resource to Measured & Indicated Mineral Resources, which was subsequently converted to Mineral Reserves.
Reflecting the conversion to Mineral Reserves, Inferred Mineral Resources decreased 64% to 1.3 million ounces with grades increasing 16% to 16.88 g/t Au (2.4 mt). Consistent with the increase in Mineral Reserve grades, a key driver of the increase in Mineral Resource grades has been significantly higher-grade additions in the lower portions of Island East and Island Main. With the deposit open laterally and at depth, and some of the best intercepts ever drilled at Island Gold located within the lower portion of Island East, there is excellent potential for further growth in Mineral Reserves and Resources. The discovery cost of the high-grade Mineral Resource additions averaged an attractive $13 per ounce in 2024, and $13 per ounce over the past five years.
A total of 41,500 m of underground drilling is planned in 2025 with a focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure. This includes drilling across the strike extent of the main Island Gold deposit (E1E and C-Zones), as well as within a growing number of newly defined hanging-wall and footwall zones.
Additionally, 18,000 m of surface exploration drilling has been budgeted targeting the area between the Island Gold and Magino deposits, as well as the down-plunge extension of the Island Gold deposit, below a depth of 1,500 m. Included within sustaining capital, 30,800 m of underground delineation drilling is planned and focused on the ongoing conversion of the large Mineral Resource base to Mineral Reserves.
Magino’s exploration program has been incorporated into the broader Island Gold District budget which totals $27 million. The focus in 2025 will be expanding mineralization to the east of the pit, which was previously constrained by the border with Island Gold prior to the acquisition. Included within 2025 sustaining capital guidance is 18,000 m of surface delineation drilling planned at Magino. The focus of the delineation drilling is the conversion of the large Mineral Resource base to Mineral Reserves.
The regional exploration program at the Island Gold District includes 10,000 m of surface drilling, consistent with the 2024 program. The focus will be following up on high-grade mineralization intersected at the Cline-Pick and Edwards deposits located approximately seven km northeast of the Island Gold mine. Drilling will also be completed at the Island Gold North Shear target, and to the east and along strike from the Island Gold mine to test the extension of the E1E-zone.
During the second quarter, 12,635 m of underground exploration drilling was completed in 53 holes, and 1,893 m of surface drilling was completed in one hole at Island Gold. Additionally, 11,173 m of underground delineation drilling was completed in 40 holes, focused on in-fill drilling to convert Mineral Resources to Mineral Reserves. A surface delineation program also commenced during the quarter, targeting Mineral Resource-to-Reserve conversion in the lower portion of Island East. To support this effort, 4,713 m were drilled in two holes. Furthermore, a total of 93 meters of underground exploration drift development was completed during the second quarter.
At Magino, 12,008 m of surface drilling was completed in 23 holes during the second quarter, focused on in-fill drilling to convert Mineral Resources to Mineral Reserves.
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The regional exploration drilling program continued during the second quarter, with 4,273 m completed in 15 holes targeting mineralization at the past-producing Cline-Pick and Edwards mines.
As detailed in the June 2025 exploration update, the program continues to have broad based success with drilling extending high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures, highlighting the significant near-mine upside potential. Additionally, the regional exploration program has been successful in intersecting high-grade gold mineralization at the past-producing Cline-Pick and Edwards mines highlighting longer-term opportunities for further growth.
Total exploration expenditures during the second quarter of 2025 were $6.8 million, of which $5.1 million was capitalized. In the first half of the year, the Company incurred exploration expenditures of $11.8 million, of which $9.0 million was capitalized.
Young-Davidson (Ontario, Canada)
A total of $11 million is budgeted for exploration at Young-Davidson in 2025, an increase from $9 million spent in 2024. This includes 25,600 m of underground exploration drilling focused on extending mineralization in the syenite, and continuing to evaluate and expand on the newly defined hanging wall zones.
To support the program, 500 m of underground exploration development is planned, including 400 m to establish a hanging wall exploration drift to the south, from the 9620 level. As of June 30, 2025, 300 m had been completed in the hanging wall drift and is expected to be completed in the third quarter. This will allow for drill platforms with more optimal locations and orientations to test the higher grade mineralization discovered in the hanging wall.
The regional program includes 6,000 m of drilling focused on evaluating the Otisse NE target, located approximately three km northeast of Young-Davidson. A comprehensive data compilation project will also commence in 2025 for the Wydee and Matachewan projects, which were acquired in the third quarter of 2024, and located to the west and east of Young-Davidson, respectively.
During the second quarter, two underground exploration drills completed 5,009 m in nine holes from the 9440 and 9500 levels. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the hanging wall sediments and mafic-ultramafic stratigraphy.
Total exploration expenditures during the second quarter of 2025 were $3.8 million, of which $2.9 million was capitalized. In the first half of 2025, the Company incurred exploration expenditures of $6.8 million, of which $4.9 million was capitalized.
Mulatos District (Sonora, Mexico)
A total of $19 million is budgeted at Mulatos for exploration in 2025, down slightly from $21 million spent in 2024. The near-mine and regional drilling program is expected to total 45,000 m. This includes 15,000 m of surface exploration drilling at the GAP-Victor and PDA Extension targets at PDA, and 20,000 m planned at Cerro Pelon. The regional exploration program includes 10,000 m of drilling focused on advanced and greenfield targets within the Mulatos District.
Ongoing exploration success at PDA in 2024 drove a 9% increase in Mineral Reserves to 1.1 million ounces, with grades largely unchanged at 5.45 g/t Au. PDA is a higher-grade underground deposit located adjacent to the main Mulatos pit. The results of a positive internal economic study were announced in September 2024 and highlighted an attractive, low-cost, high-return project. With the amendment to the environmental permit received earlier this year, construction activities are expected to begin ramping up towards the middle of the year with first production anticipated mid-2027.
The planned addition of a mill to process higher-grade sulphides has created new opportunities for growth within the Mulatos District. This includes Cerro Pelon, where drilling in 2024 followed up on wide high-grade underground oxide and sulphide intersections previously drilled below the pit. The 2024 program was successful in defining an initial Measured and Indicated Mineral Resource at Cerro Pelon totaling 104,000 ounces, grading 4.49 g/t Au. Cerro
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Pelon remains open in multiple directions and will be a focus of the 2025 exploration program as a significant opportunity for further growth. As the deposit is located within trucking distance of the planned PDA mill, this represents upside to the PDA project.
During the second quarter, exploration activities continued at PDA and the near-mine area with 7,791 m of drilling completed in 27 holes. The focus was on infill drilling the GAP-Victor portion as well as the eastern extent of the PDA zone.
Drilling continued at Cerro Pelon with the focus on evaluating the high-grade sulphide potential to the north of the historical open pit. A total of 6,744 m in 24 holes were completed in the second quarter. Additionally, 6,273 m was drilled in 23 holes, testing greenfield targets across the property.
Total exploration expenditures during the second quarter of 2025 were $6.0 million, of which $1.8 million was capitalized. In the first half of the year, exploration expenditures totaled $9.0 million, of which $2.5 million was capitalized.
Lynn Lake (Manitoba, Canada)
A total of $4 million is budgeted for exploration at the Lynn Lake project in 2025, down from $7 million spent in 2024, with the focus shifting to the ramp up of construction activities. The exploration program includes 7,000 m of drilling focused on expanding Mineral Resources at the Burnt Timber and Linkwood deposits. The Company will also continue prioritizing a pipeline of prospective exploration targets within the 58,000-ha Lynn Lake Property.
As reported on February 18, 2025, total Mineral Reserves for the Lynn Lake District increased 42% to 3.3 million ounces, with grades decreasing 15% to 1.29 g/t Au. This was driven by the successful conversion of Mineral Resources to Reserves at Burnt Timber and Linkwood in 2024 resulting in an initial Mineral Reserve of 0.9 million ounces grading 0.95 g/t Au.
Burnt Timber and Linkwood are satellite deposits to the Lynn Lake project and are expected to provide additional mill feed. An internal economic study on Burnt Timber and Linkwood was released on February 13, 2025, outlining an attractive, low capital, high-return project. Burnt Timber and Linkwood are expected to extend the mine life of the Lynn Lake project, increase longer term rates of production, and enhance the overall economics. The combined mine life of the Lynn Lake project is expected to increase to 27 years, up from the 17 years outlined in the 2023 Study.
The 2025 surface exploration program was completed in the first quarter. The focus was on Mineral Resource expansion drilling at both Burnt Timber and Linkwood, with 7,268 m completed in 41 holes.
Exploration spending totaled $0.7 million in the second quarter and $2.6 million for the first half of the year, all of which was capitalized.
Qiqavik (Quebec, Canada)
A total of $7 million has been budgeted for exploration at the Qiqavik project in 2025, up from $4 million spent in 2024. The project was acquired in April 2024 through the acquisition of Orford Mining Corporation.
Qiqavik is a camp-scale property covering 60,400 ha in the Cape Smith Greenstone Belt in Nunavik, Quebec. The Qiqavik project covers 50 km of strike covering prospective gold hosting environments and several major crustal-scale structures such as the Qiqavik break and the Bergeron fault. Early-stage exploration completed to date indicates that high-grade gold occurrences are controlled by structural splays off the Qiqavik break.
The 2025 exploration program will focus on drilling prospective targets identified in 2024 through detailed geological mapping, prospecting, till sampling, and a high-resolution Lidar survey with photo imagery. A total of 7,000 m of helicopter supported surface drilling is planned with two rigs and focused on testing the highest priority target areas. The program will also focus on advancing other targets across the belt with ongoing geological mapping, drone magnetics, prospecting, and additional till sampling.
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Exploration activities in the second quarter were focused on continued data interpretation to support targeting ahead of the summer drill program. At the end of the second quarter, the camp had been set up and drills were mobilized to site for the start of the summer drill program.
Exploration spending totaled $1.4 million in the second quarter and $1.7 million for first half of the year all of which was expensed.
Review of Second Quarter Financial Results
During the second quarter of 2025, the Company sold 135,027 ounces of gold for record operating revenues of $438.2 million, representing a 32% increase from the prior year period. The increase was due to higher realized gold prices and the inclusion of ounces at Magino given its acquisition in July 2024, partially offset by lower sales volumes at La Yaqui Grande due to timing of ounces recovered on the leach pad, and at Young-Davidson where higher-than-normal water levels impacted the mining rates.
The average realized gold price in the second quarter was $3,223 per ounce, 38% higher than the prior year period. This was $57 per ounce less the London PM Fix price for the quarter, reflecting the delivery of the 12,346 ounces into the gold prepayment facility entered into in July 2024 based on the prepaid price of $2,524 per ounce.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) were $200.7 million in the second quarter, 16% higher than the prior year period, primarily due to the inclusion of higher cost ounces from Magino. Excluding costs incurred at Magino, cost of sales were $149.9 million which was 13% lower than the prior year period, driven by the lower sales volumes at the Mulatos District and Young-Davidson. Key drivers of changes to cost of sales as compared to the prior year period were as follows:
Mining and processing costs were $140.4 million, 20% higher than the prior year period, primarily due to the inclusion of Magino. Excluding costs incurred at Magino, mining and processing costs were $105.1 million, 10% lower than the prior year period. The decrease was primarily driven by lower ounces sold at Mulatos and Young-Davidson.
Total cash costs of $1,075 per ounce and AISC of $1,475 per ounce were above the prior year period driven by the higher costs per ounce at Young-Davidson, due to lower grades and mining rates, the inclusion of higher cost ounces at Magino, and higher share-based compensation and royalty expense.
Royalty expense was $7.6 million in the second quarter, higher than the prior year period of $3.0 million, due to the higher average realized gold price, and inclusion of royalties incurred at Magino.
Amortization of $52.7 million in the second quarter was consistent with the prior year period. On a per ounce basis, amortization of $390 per ounce was higher than the prior year period, reflecting the inclusion of Magino which has a higher amortization base.
The Company recognized earnings from operations of $216.2 million in the second quarter, 56% higher than the prior year period, driven by the higher gold price.
As at June 30, 2025, the Company held forward contracts that were acquired as part of the acquisition of Argonaut. These legacy contracts, totaling 100,000 ounces in 2026 and 50,000 ounces in 2027, have an average forward price of $1,821 per ounce, and mature monthly throughout 2026 and 2027. The Company recognized unrealized losses of $25.8 million on the forward contracts inherited from Argonaut driven by the movement in gold price in the second quarter. The Company recognized unrealized losses of $0.4 million on gold option contracts in the prior year period.
The Company reported net earnings of $159.4 million in the second quarter, compared to $70.1 million in the prior year period. Adjusted earnings(1) were $144.1 million, or $0.34 per share, which included an adjustment for unrealized losses on the legacy Argonaut commodity hedge derivatives, net of tax of $17.1 million. In addition, adjusted earnings reflect net unrealized foreign exchange gains recorded within deferred taxes and foreign exchange losses totaling $34.3 million and other adjustments of $1.9 million.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of this press release and associated MD&A for a description and calculation of these measures.

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TRADING SYMBOL: TSX:AGI NYSE:AGI
Associated Documents
This press release should be read in conjunction with the Company’s consolidated financial statements for the three-month period ended June 30, 2025 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).
Reminder of Second Quarter 2025 Results Conference Call
The Company's senior management will host a conference call on Thursday, July 31, 2025 at 10:00 am ET to discuss the second quarter 2025 results. Participants may join the conference call via webcast or through the following dial-in numbers:
Toronto and International:                (416) 406-0743
Toll free (Canada and the United States):         (800) 898-3989
Participant passcode:                    2513100#
Webcast:                         www.alamosgold.com
A playback will be available until August 31, 2025 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 5228302#. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice-President, Corporate Development & Investor Relations
(416) 368-9932 x 5439

Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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Cautionary Note Regarding Forward-Looking Statements
This release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements and are based on expectations, estimates and projections as at the date of this press release. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, "believe", "anticipate", "intend", "objective", "estimate", “potential”, "prospective", "forecast", “target”, "goal", "aim", “on track”, "on pace", “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this release include, but may not be limited to, guidance and expectations pertaining to: gold production; production potential; mining, processing, milling, and production rates; gold grades; gold prices; foreign exchange rates; free cash flow, mine-site free cash flow, total cash costs, all-in sustaining costs, mine-site all-in sustaining costs, capital expenditures, total sustaining and growth capital, capitalized exploration, budgets, tax rates and the payment of taxes, IRR, NPV; total liquidity; returns to stakeholders; impacts of inflation; mine plans; mine life; Mineral Reserve life; Mineral Reserves and Resources; exploration potential, budgets, focuses, programs, targets, and projected results; funding of growth initiatives; the Company's approach to reduction of its environmental footprint, greenhouse gas emissions, and related investments in new initiatives; the Company's climate change strategy and goals; community relations, engagement activities, and initiatives; corporate governance; synergies resulting from the integration of the Magino and Island Gold operations; processing of ore from Island Gold through the Magino mill; expansion of the Magino mill; increases to production, value of operation, and decreases to costs resulting from the intended completion of the Phase 3+ Expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ Expansion; Island Gold District Expansion Study; construction activities, capital spending and timing of initial production with respect to the Lynn Lake project and the PDA project; initial underground Mineral Resource at Cerro Pelon; the Burnt Timber and Linkwood deposits near the Lynn Lake project; growing production, expanding margins, and increases in profitability; the sale of Quartz Mountain to Q-Gold, the total consideration payable under the transaction agreement and the expected timing of the closing of the transaction; as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, cost estimates, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to illnesses, diseases, epidemics and pandemics, the impact of any illness, disease, epidemic or pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any regulatory responses to any illness, disease, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, disease, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly CAD, MXN, USD and Turkish lira); the impact of inflation and any tariffs, trade barriers and/or regulatory costs; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Subsidiaries) and any resulting court or arbitral decision(s); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ Expansion project at the Island Gold mine, construction of the 115kV powerline, construction of the Lynn Lake Project, construction of the PDA project, and/or the
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development or updating of mine plans; changes with respect to the intended method of accessing and mining the deposit at PDA and changes related to the intended method of processing any ore from the deposit of PDA; risks associated with the start-up of new mines; the risk that the Company’s mines may not perform as planned; the risk that the closing conditions for the completion of the sale of Quartz Mountain may not be met; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye by the Company, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this press release may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.
Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this release are set out in the Company's latest 40-F/Annual Information Form under the heading “Risk Factors”, which is available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this press release or documents referenced in this press release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended ("CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the
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mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with IFRS, as issued by the IASB (note 2 and 3 to the consolidated financial statements for the year ended December 31, 2024). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its condensed interim consolidated financial statements for the three and six months ended June 30, 2025, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes paid;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•total cash costs per ounce of gold sold;
•AISC per ounce of gold sold;
•Mine-site AISC per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA")
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gains or losses
•Items included in other loss
•Unrealized gain or loss on commodity derivatives
•Certain non-recurring items
•Foreign exchange gain or loss recorded in deferred tax expense
•The income and mining tax impact of items included in other loss
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the
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presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net earnings	$159.4	$70.1	$174.6	$112.2
Adjustments:
Foreign exchange loss (gain)	6.6	(0.3)	6.2	0.6
Unrealized loss on commodity derivatives, net of tax	17.1	0.3	63.4	1.4
Other loss	2.1	10.6	3.2	13.9
Unrealized foreign exchange (gain) loss recorded in deferred tax expense	(40.9)	16.2	(43.0)	19.7
Other income and mining tax adjustments	(0.2)	—	(0.5)	0.3
Adjusted net earnings	$144.1	$96.9	$203.9	$148.1
Adjusted earnings per share - basic	$0.34	$0.24	$0.48	$0.37
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and cash taxes to cash flow from operating activities. “Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP financial measure with no standard meaning under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Cash flow from operating activities	$199.5	$195.0	$279.1	$304.4
Add: Changes in working capital and taxes paid	33.4	(3.9)	85.2	22.1
Cash flow from operating activities before changes in working capital and taxes paid	$232.9	$191.1	$364.3	$326.5
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from cash flow from operating activities, less mineral property, plant and equipment expenditures and non-recurring costs. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Cash flow from operating activities (1)	$199.5	$195.0	279.1	$304.4
Less: mineral property, plant and equipment expenditures	(114.9)	(87.6)	(214.6)	(172.1)
Company-wide free cash flow	$84.6	$107.4	$64.5	$132.3
32 | Alamos Gold Inc

Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from operating mine-sites, less mine-site mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Consolidated Mine-Site Free Cash Flow	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
(in millions)
Cash flow from operating activities	$199.5	$195.0	$279.1	$304.4
Add: operating cash flow used by non-mine site activity (1)	62.2	13.1	132.1	33.5
Cash flow from operating mine-sites	$261.7	$208.1	$411.2	$337.9

Mineral property, plant and equipment	$114.9	$87.6	$214.6	$172.1
Less: capital expenditures from development projects, and corporate	(19.4)	($4.7)	(28.3)	(10.5)

Capital expenditure and capital advances from mine-sites	$95.5	$82.9	$186.3	$161.6

Total mine-site free cash flow	$166.2	$125.2	$224.9	$176.3

Island Gold District Mine-Site Free Cash Flow	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
(in millions)
Cash flow from operating activities(1)	$122.7	$70.8	$209.6	$111.7
Mineral property, plant and equipment expenditures	(70.4)	(56.1)	(138.4)	(110.7)
Mine-site free cash flow	$52.3	$14.7	$71.2	$1.0

Young-Davidson Mine-Site Free Cash Flow	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
(in millions)
Cash flow from operating activities(1)	$80.1	$59.1	$138.1	$93.9
Mineral property, plant and equipment expenditures	(21.4)	(19.0)	(40.2)	(39.2)
Mine-site free cash flow	$58.7	$40.1	$97.9	$54.7

Mulatos District Mine-Site Free Cash Flow	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
(in millions)
Cash flow from operating activities	$58.9	$77.7	$63.5	$131.3
Mineral property, plant and equipment expenditure	(3.7)	(7.8)	(7.7)	(11.7)
Mine-site free cash flow	$55.2	$69.9	$55.8	$119.6
(1)Cash from operating activities for the Canadian operations excludes the impact of the 12,346 ounces and 24,692 ounces delivered into the gold prepayment arrangement for the three and six months ended June 30, 2025. The non-cash adjustment to reflect the settlement of the gold prepayment arrangement is included in Company-wide Free Cash Flow.
(2)Comparative prior year period figures do not include the Magino mine, as the acquisition of the Magino mine was completed on July 12, 2024.

Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operating activities. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
33 | Alamos Gold Inc

Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operating activities under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and corporate share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. Non-sustaining capital expenditures are expenditures primarily incurred at development projects and costs related to major projects at existing operations, where these projects will materially benefit the mine site. Capitalized exploration expenditures are expenditures that meet the IFRS definition for capitalization, and are incurred to further expand the known Mineral Reserves and Resources at existing operations or development projects. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operating activities under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$140.4	$117.2	$279.4	$238.2
Silver by-product credits	(2.9)	(3.3)	(6.4)	(6.0)
Royalties	7.6	3.0	12.4	5.6
Total cash costs	$145.1	$116.9	$285.4	$237.8
Gold ounces sold	135,027	140,923	252,610	273,772
Total cash costs per ounce	$1,075	$830	$1,130	$869

Total cash costs	$145.1	$116.9	$285.4	$237.8
Corporate and administrative (1)	10.0	7.4	20.0	15.3
Sustaining capital expenditures (3)	33.5	20.9	60.3	47.4
Sustaining finance leases	4.0	—	8.3	—
Interest on sustaining finance leases	1.3	—	1.3	—
Share-based compensation	2.5	6.2	30.4	16.1
Sustaining exploration	0.5	1.0	1.1	1.8
Accretion of decommissioning liabilities	2.2	2.0	4.6	4.0
Total all-in sustaining costs	$199.1	$154.4	$411.4	$322.4
Gold ounces sold	135,027	140,923	252,610	273,772
All-in sustaining costs per ounce	$1,475	$1,096	$1,629	$1,178
34 | Alamos Gold Inc

(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Comparative prior year period figures do not include the Magino mine, as the acquisition of the Magino mine was completed on July 12, 2024.
(3)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the periods are as follow

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
(in millions)
Mineral property, plant and equipment expenditures	$114.9	$87.6	$214.6	$172.1
Less: non-sustaining capital expenditures at:
Island Gold District	(50.3)	(43.9)	(102.8)	(85.0)
Young-Davidson	(8.5)	(11.3)	(16.6)	(19.9)
Mulatos District	(3.2)	(6.8)	(6.6)	(9.3)
Corporate and other	(19.4)	(4.7)	(28.3)	(10.5)
Sustaining capital expenditures	$33.5	$20.9	$60.3	$47.4

Island Gold District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$60.9	$19.0	$115.5	$42.6
Silver by-product credits	(0.5)	(0.2)	(0.9)	(0.4)
Royalties	4.1	0.8	6.9	1.5
Total cash costs	$64.5	$19.6	$121.5	$43.7
Gold ounces sold	63,958	39,766	117,346	73,896
Mine-site total cash costs per ounce	$1,008	$493	$1,035	$591

Total cash costs	$64.5	$19.6	$121.5	$43.7
Sustaining capital expenditures	20.1	12.2	35.6	25.7
Sustaining finance leases	4.0	—	8.3	—
Interest on sustaining finance	1.3	—	1.3	—
Accretion of decommissioning liabilities	0.3	0.2	0.7	0.3
Total all-in sustaining costs	$90.2	$32.0	$167.4	$69.7
Gold ounces sold	63,958	39,776	117,346	73,896
Mine-site all-in sustaining costs per ounce	$1,410	$805	$1,427	$943

35 | Alamos Gold Inc

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$45.8	$45.6	$92.8	$92.2
Silver by-product credits	(0.6)	(0.7)	(1.3)	(1.3)
Royalties	1.9	1.5	3.5	2.8
Total cash costs	$47.1	$46.4	$95.0	$93.7
Gold ounces sold	38,214	45,057	73,689	84,867
Mine-site total cash costs per ounce	$1,233	$1,030	$1,289	$1,104

Total cash costs	$47.1	$46.4	$95.0	$93.7
Sustaining capital expenditures	12.9	7.7	23.6	19.3
Accretion of decommissioning liabilities	0.2	0.1	0.3	0.2
Total all-in sustaining costs	$60.2	$54.2	$118.9	$113.2
Gold ounces sold	38,214	45,057	73,689	84,867
Mine-site all-in sustaining costs per ounce	$1,575	$1,203	$1,614	$1,334

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
(in millions, except ounces and per ounce figures)
Mining and processing	$33.7	$52.6	$71.1	$103.4
Silver by-product credits	(1.9)	(2.4)	(4.3)	(4.3)
Royalties	1.6	0.7	2.0	1.3
Total cash costs	$33.4	$50.9	$68.8	$100.4
Gold ounces sold	32,855	56,100	61,575	115,009
Mine-site total cash costs per ounce	$1,017	$907	$1,117	$873

Total cash costs	$33.4	$50.9	$68.8	$100.4
Sustaining capital expenditures	0.5	1.0	1.1	2.4
Sustaining exploration	—	0.4	—	1.0
Accretion of decommissioning liabilities	1.7	1.7	3.6	3.5
Total all-in sustaining costs	$35.6	$54.0	$73.5	$107.3
Gold ounces sold	32,855	56,100	61,575	115,009
Mine-site all-in sustaining costs per ounce	$1,084	$963	$1,194	$933

Adjusted EBITDA
Adjusted EBITDA represents net earnings before interest, taxes, depreciation, and amortization and removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. The measure also removes the impact of non-cash items such as impairment loss charges or reversals, and realized and unrealized gains or losses on derivative financial instruments. Adjusted EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
Adjusted EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.
36 | Alamos Gold Inc

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net earnings	$159.4	$70.1	$174.6	$112.2
Adjustments:
Finance expense (income)	0.1	(0.1)	—	—
Amortization	52.7	52.4	104.1	102.4
Unrealized loss on commodity derivatives (1)	25.8	0.4	94.2	1.9
Deferred income tax (recovery) expense	(10.6)	40.3	(13.4)	56.8
Current income tax expense	32.8	17.8	46.1	34.8
Adjusted EBITDA	$260.2	$180.9	$405.6	$308.1
(1) Adjusted EBITDA has been restated in the prior year comparatives to include the impact of non-cash unrealized gains or losses on derivative financial instruments.
Additional GAAP Measures
Additional GAAP measures are presented on the Company’s condensed interim consolidated financial statements and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance expense/income, foreign exchange loss/gain, other loss, unrealized loss on commodity derivatives and income tax expense
37 | Alamos Gold Inc

Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	June 30, 2025		December 31, 2024
A S S E T S
Current Assets
Cash and cash equivalents	$344.9		$327.2
Equity securities	33.3		24.0
Amounts receivable	39.4		46.7
Inventory	221.6		232.8
Other current assets	20.3		17.9
Asset held for sale	10.9		—
Total Current Assets	670.4	0.0	648.6

Non-Current Assets
Mineral property, plant and equipment	4,757.0		4,618.0
Deferred income taxes	24.5		12.2
Inventory	53.4		25.3
Other non-current assets	33.1		32.0
Total Assets	$5,538.4		$5,336.1

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$268.1		$233.0
Derivative liabilities	77.0		9.1
Deferred revenue	59.3		116.6
Income taxes payable	23.9		50.5
Current portion of lease liabilities	14.1		15.2
Current portion of decommissioning liabilities	8.6		6.5
Total Current Liabilities	451.0		430.9

Non-Current Liabilities
Deferred income taxes	763.0		760.6
Derivative liabilities	157.3		140.0
Debt and financing obligations	250.0		250.0
Lease liabilities	16.2		21.4
Decommissioning liabilities	143.5		145.1
Other non-current liabilities	4.4		3.9
Total Liabilities	1,785.4		1,751.9

E Q U I T Y
Share capital	$4,142.6		$4,138.5
Contributed surplus	87.1		89.3
Accumulated other comprehensive loss	(19.3)		(37.4)
Deficit	(457.4)		(606.2)
Total Equity	3,753.0		3,584.2
Total Liabilities and Equity	$5,538.4		$5,336.1

38 | Alamos Gold Inc

ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
OPERATING REVENUES	$438.2	$332.6	$771.2	$610.2

COST OF SALES
Mining and processing	140.4	117.2	279.4	238.2
Royalties	7.6	3.0	12.4	5.6
Amortization	52.7	52.4	104.1	102.4
	200.7	172.6	395.9	346.2
EXPENSES
Exploration	8.8	7.6	14.0	12.4
Corporate and administrative	10.0	7.4	20.0	15.3
Share-based compensation	2.5	6.2	30.4	16.1
	222.0	193.8	460.3	390.0
EARNINGS FROM OPERATIONS	216.2	138.8	310.9	220.2

OTHER EXPENSES
Finance (expense) income	(0.1)	0.1	—	—
Foreign exchange (loss) gain	(6.6)	0.3	(6.2)	(0.6)
Unrealized loss on commodity derivatives	(25.8)	(0.4)	(94.2)	(1.9)
Other loss	(2.1)	(10.6)	(3.2)	(13.9)
EARNINGS FROM OPERATIONS	$181.6	$128.2	$207.3	$203.8

INCOME TAXES
Current income tax expense	(32.8)	(17.8)	(46.1)	(34.8)
Deferred income tax recovery (expense)	10.6	(40.3)	13.4	(56.8)
NET EARNINGS	$159.4	$70.1	$174.6	$112.2

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	7.9	(1.7)	10.4	(5.6)
Net change in fair value of fuel hedging instruments, net of taxes	—	—	—	0.1
Items that will not be reclassified to net earnings:
Unrealized gain on equity securities, net of taxes	4.1	15.9	8.9	18.4
Total other comprehensive income (loss)	$12.0	$14.2	$19.3	$12.9
COMPREHENSIVE INCOME	$171.4	$84.3	$193.9	$125.1

EARNINGS PER SHARE
– basic	$0.38	$0.18	$0.42	$0.28
– diluted	$0.38	$0.17	$0.41	$0.28

39 | Alamos Gold Inc

ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings for the period	$159.4	$70.1	$174.6	$112.2
Adjustments for items not involving cash:
Amortization	52.7	52.4	104.1	102.4
Foreign exchange loss (gain)	6.6	(0.3)	6.2	0.6
Current income tax expense	32.8	17.8	46.1	34.8
Deferred income tax (recovery) expense	(10.6)	40.3	(13.4)	56.8
Share-based compensation	3.2	6.2	35.5	16.1
Finance expense (income)	0.1	(0.1)	0.0	—
Unrealized loss on commodity derivatives	25.8	0.4	94.2	1.9
Deferred revenue recognized	(31.1)	—	(62.3)	—
Other items	(6.0)	4.3	(20.7)	1.7
Changes in working capital and taxes paid	(33.4)	3.9	(85.2)	(22.1)
	199.5	195.0	279.1	304.4
INVESTING ACTIVITIES
Mineral property, plant and equipment	(114.9)	(87.6)	(214.6)	(172.1)
Interest capitalized to mineral property, plant and equipment	(6.9)	—	(8.9)	—
Repurchase of royalty on Young-Davidson	(2.0)	—	(2.0)	—
Investment in Argonaut	—	(36.9)	—	(36.9)
Proceeds from disposition of equity securities	1.8	—	1.8	—
Investment in equity securities	(0.2)	(0.2)	(0.2)	(0.2)
Transaction costs of asset acquisitions	—	(1.0)	—	(1.0)
	(122.2)	(125.7)	(223.9)	(210.2)
FINANCING ACTIVITIES
Dividends paid	(9.6)	(8.4)	(19.3)	(17.1)
Repurchase and cancellation of common shares	(10.0)	—	(10.0)	—
Credit facility transaction and standby fees	(0.3)	(0.5)	(1.9)	(1.9)
Proceeds from the exercise of options and warrants	1.6	3.8	1.8	—
Lease payments	(4.0)	—	(8.3)	4.3
Proceeds from issuance of flow-through shares	—	10.5	—	10.5
	(22.3)	5.4	(37.7)	(4.2)
Effect of exchange rates on cash and cash equivalents	0.4	(1.3)	0.2	(1.2)
Net increase in cash and cash equivalents	55.4	73.4	17.7	88.8
Cash and cash equivalents - beginning of period	289.5	240.2	327.2	224.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$344.9	$313.6	$344.9	$313.6

40 | Alamos Gold Inc